EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements, (Form S-8 No. 333-18495, 333-77473, 333-37426, 333-88528, 333-115925, 333-126074, and 333-134644) pertaining to the Stock Incentive Plans and Executive Nonqualified Excess Plan of Aftermarket Technology Corp. of our reports dated February 26, 2007, with respect to the consolidated financial statements and schedule of Aftermarket Technology Corp., management’s assessment of effectiveness of internal control over financial reporting of Aftermarket Technology Corp., and the effectiveness of internal control over financial reporting of Aftermarket Technology Corp., included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
February 28, 2007